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                                                                    Exhibit 99.1

                        GUANGSHEN RAILWAY COMPANY LIMITED

 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)

                                (STOCK CODE: 525)

             RESOLUTIONS ADOPTED AT THE NINTH SESSION OF THE MEETING
                         Of THE FIFTH BOARD OF DIRECTORS

The ninth session of the meeting of the fifth board of directors (the "Board") of Guangshen Railway Company Limited (the "Company") was held on March 12, 2009 via conference call. Notice regarding the convention of this meeting was sent to all directors of the Company in writing pursuant to the relevant stipulations. There should be and there were actually nine directors present at this Board meeting. All supervisors and senior management personnel of the Company also attended this Board meeting as observers. This Board meeting was held in accordance with the relevant provisions of the Company Law of the People's Republic of China, the Articles of Association of Guangshen Railway Company Limited and the Rules of Procedure of the Board of Directors of Guangshen Railway Company Limited. After the proposals put forward at this Board meeting were considered and reviewed one by one, the following resolutions were adopted:

1. RESOLVED, that the Proposal on Amendments to the Articles of Association of Guangshen Railway Company Limited be approved and submitted to the shareholders' annual general meeting for consideration and review.

2. RESOLVED, that the Proposal on Amendments to the Rules of Procedure of the Board of Directors of Guangshen Railway Company Limited be approved and submitted to the shareholders' annual general meeting for consideration and review.

3. RESOLVED, that the Proposal on Amendments to the Capital Administrative Measures (Tentative) of Guangshen Railway Company Limited be approved. Please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for details.

4. RESOLVED, that the Proposal on Amendments to the Working Rules of the Remuneration Committee of Guangshen Railway Company Limited be approved. Please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for details.

5. RESOLVED, that the Proposal on Amendments to the Working Policies for Annual Report of the Audit Committee and the Independent Directors of Guangshen Railway Company Limited be approved and that the Working Policies for Annual Report of the Audit Committee and the Independent Directors of Guangshen Railway Company Limited as amended and approved be disclosed on the website of Shanghai Stock Exchange as an attachment to the 2008 Annual Report.

6. RESOLVED, that the Report on the Rectification of Issues Identified during Shenzhen CSRC's On-site Inspection (the "Rectification Report") be approved and information disclosure with respect thereto be made in accordance with the Measures for the Inspection of Listed Companies.

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The Company will publish an announcement with respect to the details of the first resolution and the second resolution set out above when issuing the notice on the convention of the relevant shareholders' general meeting.

                            By Order of the Board of
                        GUANGSHEN RAILWAY COMPANY LIMITED
                                  GUO XIANGDONG
                                Company Secretary

                                                                  March 12, 2009

Attachment: the Rectification Report

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                        GUANGSHEN RAILWAY COMPANY LIMITED

 REPORT ON THE RECTIFICATION OF ISSUES IDENTIFIED DURING SHENZHEN CSRC'S ON-SITE
                                   INSPECTION

The local branch of the China Securities Regulatory Commission ("CSRC") in Shenzhen city ("Shenzhen CSRC") carried out an on-site inspection on Guangshen Railway Company Limited (the "Company") in October 2008 in accordance with the Securities Law of the People's Republic of China and the Measures for the Inspection of Listed Companies (Zheng Jian Fa [2001] No. 46). The Company has received a Notice of Rectification within a Prescribed Time Limit (Shen Zheng Ju Fa [2009] No.16) issued by Shenzhen CSRC on the findings of the inspection (the "Notice"). The board of directors of the Company (the "Board"), in compliance with the requirements of the Notice and applicable laws and regulations, such as the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, Guiding Principles for the Governance of Listed Companies, Guidelines for the Articles of Association of Listed Companies and Mandatory Provisions of Articles of Association of Companies Seeking Overseas Listing, has implemented a number of rectification measures. These measures are summarized below.

I.    CORPORATE GOVERNANCE

1.    INDEPENDENCE

(1)   The Notice noted that:

The Company was under the influence of its largest shareholder when preparing its budget and developing its operational plans, which has impacted the Company's independence.

Rectification measure(s):

The Company will, in accordance with the Guiding Principles for the Governance of Listed Companies and the Articles of Association of the Company, standardize its decision-making procedures by requiring material decisions to be reviewed and approved by its shareholders at shareholders' meetings and by the Board at meetings of the Board. The Company will also ensure that annual budgets approved at shareholders' meetings and Board meetings will be strictly followed to ensure the independence of the Company's business operations.

Responsible person(s): Board Chairman He Yuhua, and Director & General Manager Shen Yi

Time of rectification: upon approval of this report.

(2)   The Notice noted that:

The Capital Administrative Measures (Tentative) of Guangshen Railway Company Limited provides that, "a system of reporting to the controlling shareholders will be established for the Company's material capital investment projects." This does not conform to Article 21 of the Guiding Principles for the Governance of Listed Companies.

Rectification measure(s):

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The Company has amended the Capital Administrative Measures (Tentative) of
Guangshen Railway Company Limited to require material capital investment projects to be reported to the Board instead of to its controlling shareholders. The amendment was adopted at the Ninth Session of the Fifth Board Meeting of the Company.

Responsible person(s): Director & General Manager Shenyi, and Chief Accountant Tang Xiangdong

Time of rectification: March 12, 2009.

2.    OPERATION OF THE BOARD AND ITS COMMITTEES

(1)   The Notice noted that:

Certain provisions contained in the Articles of Association of the Company regarding notices of Board meetings do not conform to the relevant provisions of Guidelines for the Articles of Association of Listed Companies and Mandatory Provisions of Articles of Association of Companies Seeking Overseas Listing.

Rectification measure(s):

The Company has amended certain provisions of the Articles of Association of Guangshen Railway Company Limited and the Rules of Procedure of the Board of Directors of Guangshen Railway Company Limited regarding Board meeting notice to comply with Articles 114 and 116 of Guidelines for the Articles of Association of Listed Companies, as well as Articles 91 and 92 of Mandatory Provisions of Articles of Association of Companies Seeking Overseas Listing. The amendments were adopted at the Ninth Session of the Fifth Board Meeting of the Company and will be submitted to shareholders for examination and consideration at the next shareholders' general meeting. Further details will be provided in the notice of shareholders' general meeting to be issued by the Company.

Responsible person(s): Board Secretary Guo Xiangdong

Time of rectification: March 12, 2009.

(2)   The Notice noted that:

Some Board meeting notices are not delivered sufficiently in advance to allow the directors to understand the proposed matters prior to the Board meetings, or appoint proxies to attend the meetings on their behalf, as necessary. In addition, notices that are not delivered sufficiently in advance of meetings do not give adequate protection to the rights of the Company's supervisors to be informed and to supervise.

Rectification measure(s):

The Company will send Board meeting notices to directors and supervisors of and standardize the timing for the delivery of such notices so as to ensure that the directors have sufficient time to understand the proposed matters, to appoint proxies to attend the meetings on their behalf, as necessary, and to protect supervisors' rights to be informed and to supervise.

Responsible person(s): Board Secretary Guo Xiangdong

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Time of rectification: upon approval of this report.

(3)   The Notice noted that:

The issues specified in the Power of Attorney regarding the Board meetings of the Company do not conform to the relevant provisions of Articles 18 and 19 of the Rules of Procedure of the Board of Directors of the Company.

Rectification measure(s):

The Company will standardize the appointment of proxies in connection with Board meetings and require that Powers of Attorney with respect thereto must specify the scope of powers given to proxyholders and indicate the personal views and voting intentions of the appointing director on each proposed matter.

Responsible person(s): Board Secretary Guo Xiangdong

Time of rectification: upon approval of this report.

3.    CONTROL OVER SIGNIFICANT INVESTMENT PROJECTS

The Notice noted that:

The Company's internal controls and construction supervision and management on material investment projects require enhancement.

Rectification measure(s):

The Company will strictly implement various internal control policies, enhance its coordination and communication with the entity overseeing the construction of material investment projects, stay informed of project progress and the status of inspections, and ensure that supervision and management duties will be fully performed.

Responsible person(s): Director & General Manager Shen Yi and Chief Accountant Tang Xiangdong

Time of rectification: upon approval of this report.

II.   INFORMATION DISCLOSURE

1. INCORRECT OR INACCURATE DISCLOSURES IN THE COMPANY'S 2007 A SHARE ANNUAL
REPORT

The Notice noted that:

(1) Issue One: The Company disclosed in the Notes to the Financial Statements in the Company's 2007 A Share Annual Report (the "2007 A Share Annual Report") that its beginning balance of "deferred income -- government subsidies relating to assets" was RMB90,233,100. However, Shenzhen CSRC's inspection identified that the actual amount should be RMB96,836,300.

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(2) Issue Two: The Company disclosed in the Notes to the Financial Statements in the 2007 A Share Annual Report that the Company adopted the Accounting Methods for Railway Transportation Enterprises in the preparation of its 2007 A Share Annual Report, but as a matter of fact, the Company began to adopt the Accounting Standards for Business Enterprises and stopped following the Accounting Methods for Railway Transportation Enterprises since January 1, 2007.

(3) Issue Three: The Company disclosed in the Notes to the Financial Statements in the 2007 A Share Annual Report that there was an increase of RMB410 million in its compensations payable to employees, due to compensations payable for termination of employment agreements as a result of business mergers. However, Shenzhen CSRC's inspection identified that RMB258 million of such RMB410 million was actually the amount for transitional basic retirement pensions for retirees that was assumed by the Company as a result of its acquisition of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway Company"). Such amount should not be included as compensations payable for termination of employment agreements.

Rectification measure(s):

(1) With respect to Issue One: The amount of the beginning balance of "deferred income -- government subsidies relating to assets" disclosed in the 2007 Annual Report (prepared in accordance with PRC GAAP) was correctly presented as RMB96,836,265.46 in the Company's balance sheets. However, when disclosing this amount in Note 33 to the Financial Statements, the Company mistakenly reported the ending balance of RMB90,233,057.39. The Company will put more efforts in the review and supervision of its annual report preparation and enhance the quality of its annual reports so as to avoid any similar mistakes going forward.

(2) With respect to Issue Two: The Company has been at all times preparing its financial statements strictly in accordance with the Accounting Standards for Business Enterprises and paying particular attention to items of income which no longer generate income. The Company treats the income from pre-sales of tickets as pre-paid accounts receivable and do not recognize such income until after the relevant service is actually provided, which fully conforms to the relevant provisions of the Accounting Standards for Business Enterprises. The description of the relevant information in the Notes to the Financial Statements in the 2007 A Share Annual Report was not completely accurate. In the Company's 2008 A Share Annual Report (the "2008 A Share Annual Report"), the relevant information will be correctly disclosed as "The amount of such income is determined based on the fair value of the price received or to be received under the relevant contract or agreement when the subject commodities are sold or the subject labor service is provided in the course of the Company's daily operating activities".

(3) With respect to Issue Three: Among the increase of RMB410 million reported as compensations payable for termination of employment agreements as a result of business mergers disclosed in the 2007 A Share Annual Report, an amount equal to RMB258 million was the amount for transitional basic retirement pension for retirees that was assumed by the Company as a result of its acquisition of Yangcheng Railway Company. The amount of RMB258 million should not have been included as compensation payable for termination of employment agreements. The Company will endeavor to improve its preparation of financial statements to avoid future problems of inaccurately categorizing amounts.

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Responsible person(s): Chief Accountant Tang Xiangdong

Time of rectification: to be completed prior to April 30, 2009.

2.    INADEQUATE DISCLOSURE ABOUT CERTAIN MATTERS

The Notice noted that:

In the 2007 A Share Annul Report, certain real properties of the Company were disclosed as real properties for which it is not necessary to obtain title certificates. However, in the Notes to the Financial Statements of the 2007 A Share Annual Report, the Company failed to disclose the reasons for such real properties or the amount of such real properties.

Rectification measure(s):

The Company will improve its disclosure relating to real properties to disclose the necessary information in its annual reports.

Responsible person(s): Chief Accountant Tang Xiangdong

Time of rectification: to be completed prior to April 30, 2009.

3.    PERIODICAL SUBMISSION OF MONTHLY FINANCIAL STATEMENTS TO GRGC

The Notice noted that:

The Company's practice in the periodical submission of monthly financial statements to Guangzhou Railway (Group) Company ("GRGC") does not conform to the regulatory requirements under the Administrative Measures on Information Disclosure of Listed Companies.

Rectification measure(s):

Details on the rectification measures proposed to be taken by the Company with respect to this issue can be found in the Company's Report on Matters concerning Carrying out a Special Campaign to Strengthen the Corporate Governance of Guangshen Railway Company Limited and Section 5 of the Company's 2007 A Share Annual Report--"Corporate Governance" , both published on or in the following:
China Securities Journal, Shanghai Securities News, Securities Times, the website of Shanghai Stock Exchange at www.sse.com.cn, and the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.cn. The Company will continue to implement rectification measures in this regard and strengthen the control of non-public information.

Responsible person(s): Board Secretary Guo Xiangdong

Time of rectification: upon approval of this report.

III. ACCOUNTING TREATMENT

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The Notice noted that:

The Company's accounting treatment of certain compensation payable to employees does not conform to the requirements under the Accounting Standards for Business Enterprises.

Rectification measure(s):

Both the "compensation payable to employees" (liability) and the "deferred expenses" (asset) as of 31 December 2007 were overstated RMB37,940,596. The Company has offset the two account balances in 2008 and it will be correctly presented in the 2008 annual report.

Responsible person(s): Chief Accountant Tang Xiangdong

Time of rectification: to be completed prior to April 30, 2009.

The Company will implement the rectification measures summarized in this report to strengthen its independence as a listed company, standardize the operation of the shareholders' general meeting, the Board, and the supervisory committee, ensure the due performance of the respective responsibilities by the Board and its committees, and strengthen the Company's administration over its internal controls and information disclosure so as to further enhance the corporate governance of the Company.

                                  THE BOARD OF GUANGSHEN RAILWAY COMPANY LIMITED

                                                                  March 12, 2009

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